Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 27, 2013, relating to the consolidated financial statements and financial statement schedule of Fortinet, Inc. and subsidiaries (collectively, the “Company”) which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the Company’s method for recognizing revenue for multiple element arrangements, and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 10-K of Fortinet, Inc. for the year ended December 31, 2012.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
February 27, 2013